VEON to Acquire Interest in Jungo TV and All Women’s Sports Network (AWSN) to Accelerate Digital Entertainment Growth Investment combines U.S. entertainment and women’s sports content with VEON’s digital platforms and Jungo TV’s distribution across 65 countries New York, Los Angeles, Dubai, November 5, 2026 — VEON Ltd. (NASDAQ: VEON), a global digital operator, today announced an agreement to make a strategic investment in JungoTV Holdco, Inc., the newly formed holding company of Jungo TV, a U.S. media company headquartered in Los Angeles. VEON will acquire a 33.75% equity stake, and control rights. The investment will strengthen VEON’s digital entertainment business by combining Jungo TV’s content portfolio and international distribution with VEON’s digital platforms, customer relationships and local market expertise. It will support the expansion of entertainment and sports programming across VEON’s operating markets while creating opportunities to grow digital revenues internationally. Jungo TV operates a global portfolio of streaming and television channels distributed across more than 60 countries through leading platforms and broadcast partners, including Amazon Prime Video, Pluto TV, DIRECTV, Sling, Jio in India, SuperSport in Africa, and MBC in the Middle East. Its portfolio includes the All Women's Sports Network (AWSN), co-founded with Whoopi Goldberg, a 24/7 global sports network dedicated exclusively to women's sports, showcasing athletes and competitions from grassroots development to the highest levels of professional competition. Both Jungo TV and the All Women’s Sports Network will remain headquartered in Los Angeles and led by their existing US-based management teams. Following completion, VEON intends to expand access to Jungo TV programming across its markets in Pakistan, Bangladesh, Uzbekistan, Kazakhstan and Ukraine. The combination is expected to support deeper customer engagement and revenue growth through subscriptions, advertising, sponsorship and content licensing. “Entertainment is central to our digital operator strategy: bringing customers services they value throughout the day,” said Kaan Terzioglu, Chief Executive Officer of VEON Group. “Jungo TV, and particularly AWSN, bring together distinctive content, an exciting women’s sports platform and established international distribution. By combining these strengths with our digital platforms and customer relationships, we aim to bring compelling entertainment to more people, deepen engagement and build new sources of digital revenue. This investment connects American content with the opportunities in our markets and gives us a platform for further international growth.” "At Jungo TV, we have always believed that exceptional content has no borders; it belongs to the world. This partnership with VEON is a defining moment, not only for Jungo TV and AWSN, but for the many millions of viewers across emerging markets who deserve access to world-class digital entertainment. VEON's unparalleled global reach and infrastructure, combined with our content vision and the remarkable platform that AWSN represents, creates something truly extraordinary. I am immensely proud of what we have built, and I am genuinely excited about what we will build together” added Nasser Kazeminy, Chairman of Jungo TV. “When we started AWSN, the idea was simple: women athletes deserve the same opportunity to be seen, celebrated, and supported as anyone else. Talent doesn't have borders, and neither should opportunity. Our partnership with VEON allows us to bring these incredible women and their stories to millions of new fans around the world. This is about more than sports. It's about changing what the next generation gets to see, believe, and dream is possible. Because when she wins, we all win” said Whoopi Goldberg, Co-Founder, AWSN. The investment comprises $5 million in cash, payable on signing, and approximately 2.35 million existing shares of Kyivstar Group Ltd. (NASDAQ: KYIV) held by VEON, to be delivered at closing at the agreed reference price of $18.00 per Kyivstar share. The transaction involves the transfer of existing VEON-held Kyivstar shares and does not involve the issuance of new Kyivstar shares. The consideration shares will be subject to a staged lock- up over the 12 months following closing, with orderly sell-down restrictions continuing to apply as shares are released from lock-up. The transaction is subject to customary closing conditions, including certain regulatory approvals, and is expected to close in 2027. The value of Kyivstar shares at closing will depend on market price at that time. About VEON VEON is a digital operator that provides connectivity and digital services to more than 150 million connectivity users and more than 228 million digital users. Operating across five countries that are home to more than 6% of the world's population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: https://www.veon.com. About Jungo TV Jungo TV is a U.S.-based global media and entertainment company specializing in the development, acquisition, distribution, and monetization of premium television channels, digital content, and entertainment brands. Through strategic partnerships with leading streaming platforms, connected TV services, broadcasters, and telecommunications operators, Jungo TV has established a global distribution footprint spanning 65 countries, connecting audiences with distinctive, culturally relevant programming. Its diversified portfolio spans women's sports, martial arts, health and wellness, Asian entertainment, and culturally focused content, creating opportunities for audience growth, advertising, and content monetization across international markets. Forward-Looking Statements This release contains “forward-looking statements”, within the meaning of the Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to VEON's digital operator strategy and the proposed transaction described herein. There are numerous risks, uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks relating to VEON's digital operator strategy and the proposed transaction described herein, among others discussed in the section entitled “Risk Factors” in VEON’s 2025 Form 20-F filed with the SEC on March 16, 2026 and other public filings made by VEON with the SEC. The forward-looking statements contained herein speak only as of the date of this release and VEON disclaims any obligation to update them, except as required by law. This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any securities of the Company, Kyivstar Group Ltd. or any other entity. Contact Information VEON pr@veon.com